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Timothy I. Kahler                                      Direct Dial: 212-704-6169
timothy.kahler@troutmansanders.com                     Fax:         212-704-5948

                                        September 16, 2005

Via EDGAR Correspondence
United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0405
Attn: H. Roger Schwall, Assistant Director

      Re:   Amendment No 2 to Registration Statement on Form S-4
            For Cadence Resources Corporation; File No. 333-124904

Dear Mr. Schwall:

      On behalf of Cadence Resources Corporation we are filing herewith Amendment No. 2 to Cadence's registration statement on Form S-4, File No. 333-124904. This amendment incorporates the changes we have discussed with the Staff in response to the comments contained in your letters dated September 6, 2005 and September 14, 2005. Those changes were detailed in my letter of earlier today which was sent to the Staff as supplemental information. Please note that certain additional, non-material changes have been made to the registration statement. All of the changes made since Amendment No. 1 will be shown in a paper copy, marked to show such changes, which will be delivered to your offices on Monday, September 19, 2005.

      If the staff has no further comments on this registration statement, kindly contact the undersigned at your earliest convenience to coordinate our submission of requests for acceleration of effectiveness. Thank you for your assistance in this matter.

                                       Very truly yours,

                                       /s/Timothy I. Kahler
                                       -----------------------------------------
                                       Timothy I. Kahler

cc:   Mr. Howard M. Crosby
      Henry I. Rothman, Esq.